Filed pursuant to Rule 424(b)(3)
SEC File No. 333-270478

PROSPECTUS SUPPLEMENT NO.2
(to Prospectus dated April 29, 2025)

Sol-Gel Technologies Ltd.

656,000 ORDINARY SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1, effective as of May 5, 2023 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-270478). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information set forth below. The foregoing share number has been adjusted to reflect the one-for-ten reverse split of the Company’s Ordinary Shares that became effective at 11:59 p.m. Eastern Time on Friday, May 2, 2025.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares are listed on the Nasdaq Stock Market LLC under the trading symbols “SLGL.” On May 22, 2025, the closing price for our ordinary shares on the Nasdaq Stock Market LLC was $7.685 per ordinary share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Notice of Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on May 21, 2024, Sol-Gel Technologies Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the bid price of the Company’s ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with an 180 calendar days compliance period, or until November 18, 202, in which to regain compliance with Nasdaq continued listing requirement. On November 19, 2024, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until May 19, 2025, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rule 5550(a)(2).

On May 22, 2025, the Company received a letter from Nasdaq notifying the Company that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 13 consecutive business days from May 5, 2025 through May 21, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

This Report is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-223915,  333-270477 and  333-286820), and Form F-3 (Registration No  333-286822), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 22, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 23, 2025, Sol-Gel Technologies Ltd. (the “Company”) issued a press release entitled “Sol-Gel Reports First Quarter 2025 Results”.

Attached hereto is the following exhibit:

Exhibit 99.1          Press release dated May 23, 2025

This Report is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-223915,  333-270477 and  333-286820), and Form F-3 (Registration No  333-286822), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 23, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer

 Exhibit 99.1

Sol-Gel Reports First Quarter 2025 Results

NESS ZIONA, Israel, May 23, 2025 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a clinical-stage dermatology company, today announced financial results for the first quarter ended March 31, 2025.

Financial Results for the First Quarter Year Ended March 31st, 2025

Total revenue in the first quarter was $1 million compared to $0.5 million revenues for the same period in 2024.

Research and development expenses were $8.8 million compared to $5.3 million in the same period in 2024. The increase of $3.5 million was primarily attributed to an increase of $3.6 million due to expenses associated with supplier-led manufacturing development to support future commercialization of SGT-610, an increase of $0.5 million related to the commercialization of EPSOLAY and TWYNEO in territories outside of the U.S., offset by a decrease of $0.5 million in clinical trial expenses related to SGT-610.

General and administrative expenses were $1.3 million compared to $1.8 million for the same period in 2024. The decrease of $0.5 million was mainly attributed to a decrease in payroll and stock-based compensation expenses due to cost measures being taken in 2024.

Sol-Gel reported a net loss of $8.8 million for the first quarter of 2025 and of $3.2  basic and diluted loss per share, compared to a net loss of $6.3 million and a loss of $2.3 per basic and diluted share for the same period in 2024.

As of March 31, 2025, Sol-Gel had $16.9 million in cash, cash equivalents, and deposits and no marketable securities for a total balance of $16.9 million.

The Company expects its cash resources to fund cash requirements into the first quarter of 2027.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing and commercializing or partnering drug products for the treatment of skin diseases. Sol-Gel developed TWYNEO which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults.

The Company’s pipeline includes Orphan Drug candidate, SGT-610 under investigation for the prevention of new basal cell carcinomas in Gorlin syndrome patients, and also includes topical drug candidate SGT-210 under investigation for the treatment of rare skin keratodermas.

For additional information, please visit www.sol-gel.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to our expected cash runway.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, our ability to enter into further collaborations, lower than anticipated annual revenue income from new collaborations, a delay in the timing of our clinical trials, the success of our clinical trials, and an increase in our anticipated costs and expenses, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and,  (xvii) the current war between Israel and Hamas and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2025, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

2

SOL-GEL TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31,	March 31,
	2024	2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	$19,489	$16,890
Bank deposits	12	12
Marketable securities	4,425	-
Accounts receivables	3,595	3,883
Prepaid expenses and other current assets	3,774	2,647
TOTAL CURRENT ASSETS	31,295	23,432

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,291	1,293
Long-term receivables	1,024	518
Property and equipment, net	202	183
Operating lease right-of-use assets	1,426	1,332
Other long-term assets	13	-
Funds in respect of employee rights upon retirement	595	305
TOTAL NON-CURRENT ASSETS	4,551	3,631
TOTAL ASSETS	$35,846	$27,063
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$1,265	$438
Other accounts payable	3,590	3,702
Current maturities of operating leases	430	433
TOTAL CURRENT LIABILITIES	5,285	4,573

LONG-TERM LIABILITIES:
Operating leases liabilities	878	746
Liability for employee rights upon retirement	833	363
Other long-term Liability		1,209
TOTAL LONG-TERM LIABILITIES	1,711	2,318
TOTAL LIABILITIES	6,996	6,891

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 0.1 par value – authorized: 5,000,000 as of December 31, 2024 and March 31, 2025, respectively; issued and outstanding: 2,785,762 as of December 31, 2024 and March 31, 2025, respectively (*)	774	774
Additional paid-in capital	258,959	259,089
Accumulated deficit	(230,883)	(239,691)
TOTAL SHAREHOLDERS' EQUITY	28,850	20,172
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$35,846	$27,063

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split.
3

SOL-GEL TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended March 31
	2024	2025
LICENSE REVENUES	$466	$1,031
RESEARCH AND DEVELOPMENT EXPENSES	5,345	8,843
GENERAL AND ADMINISTRATIVE EXPENSES	1,833	1,257
OPERATING LOSS	6,712	9,069
FINANCIAL INCOME, net	(368)	(261)
LOSS FOR THE PERIOD	6,344	8,808
BASIC AND DILUTED LOSS PER ORDINARY SHARE	2.3	3.2
WEIGHTED AVERAGE NUMBER OF SHARES*OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE (*)	2,785,762	2,785,762

(*)All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split.

Sol-Gel Contact:
Eyal Ben-Or
Chief Financial Officer
ir@sol-gel.com
+972-8-9313429

4